UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*
                                             ---

                          Drew Industries Incorporated
  ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
  ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26168L 205
                    ----------------------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
  ----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 30, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(b)(3), or 4, check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 739,226, which constitute approximately 7.6% of the total number of shares outstanding. All ownership percentages assume that there are 9,685,629 shares outstanding; including 29,200 shares subject to presently exercisable options, by Reporting Persons.

                                  SCHEDULE 13D
------------------------                                   --------------------
 CUSIP No. 26168L 205                                         Page 2 of 19 Pages
================================================================================
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          L. Douglas Lippert (1)

--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |x|

--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
          SC

--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEMS 2(d) or 2(E)                                   |_|

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         L. Douglas Lippert is a citizen of the United States.

================================================================================

                        7     SOLE VOTING POWER
     NUMBER OF                 614,721 (1) (2)

      SHARES        ------------------------------------------------------------

   BENEFICIALLY

     OWNED BY           8     SHARED VOTING POWER

      EACH          ------------------------------------------------------------

    REPORTING           9     SOLE DISPOSITIVE POWER
                              614,721 (1) (2)
     PERSON
                    ------------------------------------------------------------
      WITH
                       10     SHARED DISPOSITIVE POWER

================================================================================

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          624,721 (1) (3)

--------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |X|

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%

--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                   13D                    Page 3 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D



(1)    L. Douglas  Lippert is the  Reporting  Person as Trustee of the following
       seven   (7)trusts   (hereinafter,    individually,   the   "Trust"   and,
       collectively, the "Trusts"):

       (i)    L. Douglas Lippert Living Trust, dated June 6, 1989

       (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

       (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

       (iv) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

       (v) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

       (vi) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 614,721 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vi) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares.

(2) Excludes 40,000 shares subject to an option at $9.3125 per share which is not exercisable within 60 days, and 10,000 shares subject to such option, as to which such option is presently exercisable.

(3) Includes 10,000 shares subject to an option at $9.3125, which are presently exercisable, and excludes 40,000 shares subject to such option, as to which such option is not exercisable within 60 days

                                  SCHEDULE 13D
------------------------                                    --------------------
 CUSIP No. 26168L 205                                         Page 4 of 19 Pages
================================================================================

  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dorothy F. Lippert

--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (a) |X|

--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
              SC
--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)                                              |_|

--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Dorothy F. Lippert is a citizen of the United States.

================================================================================

                         7     SOLE VOTING POWER
     NUMBER OF                 41,894

      SHARES          ----------------------------------------------------------

   BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY         ----------------------------------------------------------

       EACH              9     SOLE DISPOSITIVE POWER
                               41,894
     REPORTING
                      ----------------------------------------------------------
      PERSON
                         10     SHARED DISPOSITIVE POWER
       WITH

================================================================================

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          41,894
--------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
------------------------                                    --------------------
 CUSIP No. 26168L 205                                         Page 5 of 19 Pages
================================================================================

  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jason D. Lippert

--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
              SC
--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)                                              |_|

--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Jason D. Lippert is a citizen of the United States.

================================================================================

                         7     SOLE VOTING POWER
     NUMBER OF                 29,568 (1)

      SHARES             -------------------------------------------------------

   BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY            -------------------------------------------------------

       EACH              9     SOLE DISPOSITIVE POWER
                               29,568 (1)
     REPORTING
                         -------------------------------------------------------
      PERSON
                         10     SHARED DISPOSITIVE POWER
       WITH
================================================================================

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,368 (2)

--------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%

--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 6 of 19 Pages
--------------------



                           ATTACHMENT TO SCHEDULE 13D


(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 5,400 shares, and not exercisable within 60 days as to 3,600 shares. Excludes 22,000 subject to an option at $8.8125 per share which is presently exercisable as to 4,400 and not exercisable within 60 days as to 17,600 shares. Excludes 88,787 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 5,400 shares subject to an option at $12.125 per share, which is presently exercisable as to such shares; excludes 3,600 shares subject to such option as to which such option is not exercisable within 60 days; includes 4,400 shares subject to an option at $8.8125 per share, which is presently exercisable as to such shares; excludes 17,600 shares subject to such option as to which such option is not exercisable within 60 days. Excludes 88,787 shares held in Trust for Jason D. Lippert, as to which L. Douglas Lippert is the Trustee.

                                  SCHEDULE 13D
------------------------                                    --------------------
 CUSIP No. 26168L 205                                         Page 7 of 19 Pages
================================================================================

  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joshua E. Lippert

--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
              SC

--------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)                                              |_|

--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Joshua Lippert is a citizen of the United States.

================================================================================

                         7     SOLE VOTING POWER
     NUMBER OF                 574 (1)

      SHARES          ----------------------------------------------------------

   BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY         ----------------------------------------------------------

       EACH              9     SOLE DISPOSITIVE POWER
                               574 (1)
     REPORTING
                      ----------------------------------------------------------
      PERSON
                         10     SHARED DISPOSITIVE POWER
       WITH

================================================================================

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,974 (2)

-------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            |_|

-------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%

-------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205                  13D                     Page 8 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D


(1) Excludes 9,000 shares subject to an option at $12.125 per share, which is presently exercisable as to 5,400 shares, and not exercisable within 60 days as to 3,600 shares. Excludes 20,000 shares subject to an option at $8.8125 per share which is presently exercisable as to 4,000 shares and not exercisable within 60 days as to 10,000 shares. Excludes 131,053 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

(2) Includes 5,400 shares subject to an option at $12.125 per share which is presently exercisable as to such shares; excludes 3,600 shares subject to such option as to which such option is not exercisable within 60 days. Includes 4,000 shares subject to an option at $8.8125 per share which is presently exercisable as to such shares; excludes 16,000 shares as to which such option is not exercisable within 60 days. Excludes 131,053 shares held in Trust for Joshua E. Lippert, as to which L. Douglas Lippert is the Trustee.

CUSIP No. 26168L 205                  13D                     Page 9 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D


     The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

CUSIP NO. 26168L 205                  13D                    Page 10 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

Item 1.  SECURITY AND ISSUER
         -------------------

         No Change

CUSIP No. 26168L 205                  13D                    Page 11 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

Item 2.  IDENTITY AND BACKGROUND
         -----------------------

         No change

CUSIP No. 26168L 205                  13D                    Page 12 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         No Change

CUSIP No. 26168L 205                  13D                    Page 13 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

Item 4.  PURPOSE OF TRANSACTION
         ----------------------

         No Change

CUSIP No. 26168L 205                  13D                    Page 14 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D



Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert, Jason D. Lippert, Dorothy
F. Lippert, and Joshua E. Lippert.

         Because L. Douglas Lippert has sole voting and dispositive power over 624,721 shares including 614,721 as Trustee of the Trusts, and 10,000 shares subject to presently exercisable options, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 624,721, constituting approximately 6.4% of the Issuer's outstanding shares of Common Stock.

         Because of Jason D. Lippert's sole ownership of 39,368 shares, including 9,800 shares pursuant to a presently exercisable options, the aggregate number of shares of stock owned beneficially by Jason D. Lippert pursuant to Rule 13d-3 is 39,368, constituting approximately 0.4% of the Issuer's outstanding shares of Common Stock.

         Because of Dorothy F. Lippert's sole ownership of 41,894 shares, the aggregate number of shares of stock owned beneficially by Dorothy F. Lippert pursuant to Rule 13d-3 is 41,894, constituting approximately 0.4% of the Issuer's outstanding shares of Common Stock.

         Because of Joshua E. Lippert's sole ownership of 9,974 shares, including 9,400 shares pursuant to presently exercisable options, the aggregate number of shares of stock owned beneficially by Joshua E. Lippert pursuant to Rule 13d-3 is 9,974, constituting approximately 0.1% of the Issuer's outstanding shares of Common Stock.

             Paragraph (b)
             -------------

             See response to Paragraph (a) above.

             Paragraph (c)
             -------------

         Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

         Since the filing of Amendment No. 2 to the Schedule 13D dated October 7, 1997, the following transactions in shares of Common Stock were affected by the Reporting Persons:

CUSIP No. 26168L 205                  13D                    Page 15 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

         On July 5, 2000, the 53,846 shares of Common Stock held in escrow on behalf of the L. Douglas Lippert living Trust, pursuant to an Indemnity Escrow Agreement, were released from escrow and distributed as follows:


                           NAME                             NUMBER OF SHARES
                           ----                             ----------------
                  L. Douglas Lippert                              33,471
                  The Trusts, L. Douglas Lippert
                    as Trustee                                     7,456
                  Dorothy F. Lippert                              10,048
                  Jason D. Lippert                                   576
                  Joshua E. Lippert                                  574
                  Distributed to persons not
                      Included in this Schedule 13D                1,721
                                                                --------
                        Total Shares Distributed                  53,846
                                                                ========


         On July 5, 2000, L. Douglas Lippert gave a gift of 3,075 shares of the Common Stock to persons not included in this Schedule 13D.

         On November 30, 2000, L. Douglas Lippert transferred 1,407,390 shares of Common Stock to L. Douglas Lippert Flite Trust dated December 10, 1999, the Northern Trust Company as Trustee. The Trustee has sole voting and dispositive power with respect to such shares.

             Paragraph (d)
             -------------

             Not applicable.

             Paragraph (e)
             -------------

             Not applicable.

CUSIP NoO. 26168L 205                 13D                    Page 16 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D



Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
         -----------------------------------------------------------------------
         SECURITIES OF THE ISSUER
         ------------------------

         Item 6 is hereby partially amended by adding at the end thereof the following information:

         In July 2000, the Indemnity Escrow was terminated and such shares were distributed.

CUSIP No. 26168L 205                  13D                    Page 17 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D


Item 7.  Exhibits
         --------

         No change

CUSIP No. 26168L 205                  13D                    Page 18 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 4, 2000

                              /s/ L. DOUGLAS LIPPERT
                              --------------------------------------
                              L. Douglas Lippert, as Trustee of:

                              The L. Douglas Lippert Living Trust, dated June 6, 1989;

                              The Lippert Family  Irrevocable  Trust f/b/o Jason
                              D. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable Trust f/b/o Joshua
                              E. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable  Trust f/b/o Jarod
                              B. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable  Trust f/b/o Jaime
                              R. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable  Trust f/b/o Jayde
                              S. Lippert, dated December 20, 1986; and

                        as Attorney-in-fact for:
                              Lawrence C. Lippert (1)
                              Dorothy F. Lippert (1)
                              Jason D. Lippert (1)
                              Joshua Lippert (2)






--------------------
  (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

  (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

CUSIP No. 26168L 205                  13D                    Page 19 of 19 Pages
--------------------


                           ATTACHMENT TO SCHEDULE 13D

                                    EXHIBIT E

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated:   December 4, 2000


                              /s/ L. DOUGLAS LIPPERT
                              ----------------------
                              L. Douglas Lippert, as Trustee of:

                              The L. Douglas Lippert Living Trust, dated June 6, 1989;

                              The Lippert Family  Irrevocable  Trust f/b/o Jason
                              D. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable Trust f/b/o Joshua
                              E. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable  Trust f/b/o Jarod
                              B. Lippert, dated December 20, 1986;

                              The Lippert Family  Irrevocable  Trust f/b/o Jaime
                              R. Lippert, dated December 20, 1986;

                              The Lippert Family Irrevocable Trust f/b/o Jade S. Lippert, dated December 20, 1986; and

                        as Attorney-in-fact for:
                              Lawrence C. Lippert (1)
                              Dorothy F. Lippert (1)
                              Jason D. Lippert (1)
                              Joshua Lippert (2)




---------------------
  (1) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

  (2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is attached hereto a Exhibit D-1 of amendment 1 to the
       Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.